
June 14, 2011

<u>Via E-mail</u>
John M. Holliman, III
Executive Chairman
Capstone Therapeutics Corp.
1275 West Washington Street, Suite 101
Tempe, AZ 85281

> **Re: Capstone Therapeutics Corp.**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2011**
> **File No. 001-33560**

Dear Mr. Holliman:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01</u>

1. Please revise the last paragraph to specify the subsequent interim period as the interim period through the date of engagement which was June 10, 2011. Your current disclosure only goes through June 6, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief